
July 21, 2022

Gordon Lee
Chief Executive Officer
AGBA Acquisition Limited
Room 1108, 11th Floor, Block B
New Mandarin Plaza, 14 Science Museum Road
Tsimshatsui East, Kowloon, Hong Kong

> **Re: AGBA Acquisition Limited**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 24, 2022**
> **File No. 001-38909**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to our prior comment 7 and reissue in part. In your response letter you state that you are not required to register securities to be issued in the merger because they will be issued to TAG and fall under the Section 4(a)(2) exemption. However, in some sections of the proxy statement you continue to state that effectiveness of a resale registration statement to TAG shareholders is a condition to completion of the merger. Refer to your disclosure on pages ii and 19. Please explain to us why the resale registration statement is a condition to completion of the merger. Please tell us when you plan to file this registration statement in relation to the timing of the closing of the merger, and disclose the timing of when the registration statement needs to be declared effective for you comply with the conditions to the merger agreement. We note your disclosure at page ii that you intend to file a resale registration prior to closing. In your response, please

address and provide an analysis of the timing of filing the resale registration statement you say you will file prior to to closing, given it does not appear that the shares will be outstanding until the completion of the merger. We may have further comment when we review your response.

2.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

3.   We note your response to our prior comment 4. Please explain how you intend to deploy the cash holdings post-merger. How much will be distributed down from the holding company to the subsidiaries to support operating activities (and to which subsidiaries specifically)?

Letter to Shareholders, page i

4.   We note your response to our prior comment 9 and reissue in part. Please also disclose here, similar to your disclosure at page 60, that the HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or over-the-counter trading market in the U.S. Also disclose that this time period may be reduced to two consecutive years if proposed changes to the law from the Accelerating Holding Foreign Companies Accountable Act are enacted.

Summary of the Proxy Statement
RPC Law and Regulation, page 39

5.   We note your response to our prior comment 11 and reissue in part. We note your discussion relating to applicability of RPC laws to you. If you relied on the advice of counsel in making this determination, please clarify this.

Risk Factors

Although not currently subject, the TAG Business may become subject to the PRC laws and regulations, page 61

6.   We note your response to our prior comment 15 and reissue in part. We note your disclosure regarding the extent you believe that TAG is compliant with the regulations or policies that have been issued by the CAC to date and that TAG relied on the advice of counsel in this area. Please revise to disclose that you relied on the advice of your PRC counsel.

Redemption Rights, page 112

7.   We note your response to prior comment 18. We note on page 15 that holders of issued and outstanding units must elect to separate the units into the underlying public shares, public warrants, and public rights prior to exercising redemption rights with respect to the public shares and all outstanding public warrants will continue to be outstanding notwithstanding the actual redemptions. Please revise your redeemable pro forma book value per share based on 61,412,500 number of possible shares consistent with your pro forma weighted average shares calculation on page 175 assuming the maximum redemption and update the related disclosure that both public and private warrants are excluded from pro forma weighted shares outstanding since they are anti-dilutive. Additionally, update the related Redemption Rights disclosure in the Summary of the Proxy Statement on page 34.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

8.   We note your response to prior comment 20. Please update the maximum redemption shares in Scenario 3 to 3,646,607 on page 167 consistent with your disclosure for Scenario 3 on page 173.

Information about the TAG Business
The TAG Business's People, page 190

9.   Please update to disclose the number of employees as of March 31, 2022.

Liquidity and Capital Resources, page 228

10.   We note your response to prior comment 31. Please address the following:
       •   clarify that in 2021 the TAG Business achieved profitability, not commencing in 2021 since the business incurred a net loss for the period ending March 31, 2022;
       •   reconcile the activity discussed in cash flows from investing activities on page 231 to activity disclosed in the year-over-year changes in non-current assets on page 216;
       •   revise your disclosures on pages 228 and 232 and of TAG Business cash balance of $12.8 million as of March 31, 2022 to provide the following:
           ○   revise to quantify and explain the difference between the $12.8 million cash for

       working capital disclosed on those pages, the $16.7 million unrestricted cash on the balance sheet on page F-52, and your $0.6 million working capital deficit at March 31,2022;

        ° revise to quantify separately the dividend distribution, investment purchases and any other items that comprised the change from $38.6 million at December 31, 2021 to $12.8 million at March 31, 2022;

- revise your disclosure on page 230 to clarify that cash, cash equivalents and restricted cash of $16,720,706, $38,595,610 and $17,481,813 at March 31, 2022, December 31, 2021 and December 31, 2020, respectively, excludes restricted cash; and
- revise the working capital on page 230 to present a surplus at December 31, 2021.

11.   Please disclose, if true, that restricted cash is available to satisfy the escrow liabilities presented in your contractual obligations table of $36.2 million.

AGBA Acquisition Limited
Note 1 - Organization and Business Background
Liquidation and going concern, page F-8

12.   We note your revised disclosures on pages F-8 and F-17 that you have until August 16, 2022 to consummate a business combination, which can be further extended to November 14, 2022 upon the tenth extension. We also note the November 14, 2022 granted listing extension date in your new Nadaq delisting risk factor on page 90. However, as the date of the tenth extension is disclosed elsewhere in the filing as November 16, 2022, and this completion is part of your going concern in your audit report on page F-25, please revise to clarify the correct date throughout the filing.

OnePlatform Holdings Limited and TAG Asia Capital Holdings Limited
Unaudited Condensed Combined Statements of Cash Flows, page F-55

13.   We note your response to prior comment 34. For the period ending March 31, 2022, please reconcile cash flows from investing activities for purchase of property and equipment of $864,542 and payment of earnest deposit Shareholder of $7,849,676, cash flows from financing activities advances from the Shareholder of $2,912,956 and non-cash investing purchase of property and equipment of $7,205,118 to the related activity in Note 9. Property and Equipment which reflects an increase in land and building of $5,963,258, Note 12. Related Party Balance and Transactions, Due to the Shareholder of $838,545, Purchase of office building from the Shareholder of $5,995,249 and increase in earnest deposit, the Shareholder of $661,673. Refer to ASC 230-10-45.

Note 8. Short-term and Long-term Investments, net, page F-111

14.   We note your responses to prior comments 35 and 36. Please revise the footnote on page F-111 and disclosure on page F-112 to reflect, consistent with your fair value measurement disclosures on page F-104, that during the year ended December 31, 2021, Investment C was transferred into Level 1 from Level 3 as a result of its listing and

trading on the Nasdaq Stock Exchange in March 2021.

Note 12. Income Taxes, page F-114

15. We note your response to comment 37. You disclose that as of December 31, 2021 you had $15.1 million of cumulative net operating losses which can be carried forward to offset future taxable income. Please enhance your disclosure to explain why you did not utilize net operating losses in 2021 to offset taxable income, including the applicability of cumulative net operating losses. Refer to ASC 740-10-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at (202) 551-3368 or Bonnie Baynes at (202) 551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Giovanni Caruso, Esq.